WILLIAMSBURG INVESTMENT TRUST

July 21, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Williamsburg Investment Trust (the “Trust”), on behalf of its series, the Cantor FBP Equity & Dividend Plus Fund and Cantor FBP Appreciation & Income Opportunities Fund (the “Funds”), File Nos. 811-05685, 33-25301

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 76, filed on May 28, 2021 (Accession No. 0001580642-21-002542). For your convenience, a summary of the Staff’s comments is set out below in italics, and each comment is followed by the Trust’s response.

PROSPECTUS COMMENTS

COMMENT 1. According to the CIK record, a name change was submitted to add “Cantor” to the Fund names, but the filing submission listed the old names. Please confirm that the series/class information is correct. You may need to connect EDGAR Support.

RESPONSE: The Series names that currently appear on EDGAR for the FBP Equity & Dividend Plus Fund and FBP Appreciation & Income Opportunities Fund are correct. On August 1, 2021, the new Fund names will become effective and also will be changed on the EDGAR system to add the word “Cantor” to the name of each Fund.

COMMENT 2. Please advise the staff of any contemplated changes to the strategies or policies for the Funds and related risks as a result of the acquisition of Flippin, Brice & Porter, Inc. by Cantor Fitzgerald Advisors, L.P on June 8, 2021 (the “Transaction”). If any, please explain and provide additional disclosures.

RESPONSE: There are no contemplated changes to the strategies or any policies for the respective Funds, nor are there any additional risks to the Funds as a result of the Transaction.

COMMENT 3. The Cantor FBP Equity & Dividend Plus Fund (the “Dividend Fund”) describes three different objectives as part of its investment objective, as follows: (1) to provide above-average income, (2) provide growing income, and (3) seeking to achieve long-term growth of capital. In the strategy disclosure for the Dividend Fund, please address what these terms mean for the Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”) and the particular strategies and techniques that the Adviser will use to achieve these three investment objectives. Please restate the objective to clarify what constituents “above-average income” and what “growing income” means.

RESPONSE: The paragraph under the heading “What is the Fund’s investment objective?” has been modified to explain the Fund’s investment objectives as follows:

The investment objective of the Cantor FBP Equity & Dividend Plus Fund (the “Dividend Fund” or the “Fund”) is to provide above-average and growing income while also achieving long-term growth of capital. Above-average dividend yield means the dividend yield is greater than the market as measured by the S&P 500 Index. In identifying companies with dividend growth potential, the Adviser focuses on finding companies with secure and growing dividends.

COMMENT 4. In the fee table for both Funds, please add the phrase “and sell” to the first sentence of the paragraph preceding the fee table. Additionally, please bold the second sentence under the heading “What are the Fund’s fees and expenses?”

RESPONSE: The Funds have revised the disclosure, as requested, as follows:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the [name of Fund]. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

COMMENT 5. Please provide the completed fee tables and Examples for each Fund in the correspondence.

RESPONSE: The completed fee tables and Expense Example are listed below:

CANTOR FBP Equity & Dividend Plus Fund

Shareholder Fees (fees paid directly from your investment):	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.70%
Other Expenses	0.62%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses (1)	1.33%
Fee Waiver (2)	0.22%
Total Annual Fund Operating Expenses After Fee Waiver (1)	1.11%

(1)	“Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver” will not correlate to the Fund’s ratio of total expenses to average net assets in the Fund’s Financial Highlights, which reflects the operating expenses of the Fund but does not include “Acquired Fund Fees and Expenses.”

(2)	Cantor Fitzgerald Investment Advisors, L.P. (the “Adviser”) has contractually agreed, until August 1, 2023, to reduce Management Fees and/or reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses and extraordinary expenses) to an amount not exceeding 1.12% of the Fund’s average daily net assets. ~~This limit on operating expenses was increased from 1.07% to 1.12% effective August 1, 2020.~~ Any Management Fee waivers and/or expenses reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years from the date such fees and expenses were waived or reimbursed, provided that the repayment to the Adviser does not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses and extraordinary expenses) of the Fund to exceed the lesser of: (1) the expense limitation in effect at the time such fees and expenses were waived; and (ii) the expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses. This agreement may be terminated by the Fund or the Adviser upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (2) this agreement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

~~(3)~~	~~“Total Annual Fund Operating Expenses After Fee Waiver” will not correlate to the Fund’s ratio of net expenses to average net assets in the Fund’s Financial Highlights, which does not include “Acquired Fund Fees and Expenses” or the increase in the limit of “Total Operating Expenses After Fee Waiver.”~~

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example also takes into account the Adviser’s contractual arrangement to maintain the Fund’s expenses at the agreed upon level until August 1, 2023. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$ 113	$ 377	$ 686	$1,562

CANTOR FBP Appreciation & Income
Opportunities Fund

Shareholder Fees (fees paid directly from your investment):	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.70%
Other Expenses	0.50%
Acquired Fund Fees and Expenses	0.02%
Total Annual Fund Operating Expenses (1)	1.22%
Fee Waiver (2)	0.17%
Total Annual Fund Operating Expenses After Fee Waiver (1)	1.05%

(1)	“Total Annual Fund Operating Expenses” and “Total Annual Fund Operating Expenses After Fee Waiver” will not correlate to the Fund’s ratio of total expenses to average net assets in the Fund’s Financial Highlights, which reflects the operating expenses of the Fund but does not include “Acquired Fund Fees and Expenses.”
(2)	The Adviser has contractually agreed, until August 1, 2023, to reduce Management Fees and/or reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses and extraordinary expenses) to an amount not exceeding 1.05% of the Fund’s average daily net assets. ~~This limit on operating expenses was increased from 1.00% to 1.05% effective August 1, 2020.~~ Any Management Fee waivers and/or expenses reimbursements by the Adviser are subject to repayment by the Fund for a period of 3 years from the date such fees and expenses were waived or reimbursed, provided that the repayment to the Adviser does not cause Total Annual Fund Operating Expenses (excluding brokerage costs, taxes, interest, Acquired Fund Fees and Expenses and extraordinary expenses) of the Fund to exceed the lesser of: (1) the expense limitation in effect at the time such fees and expenses were waived; and (ii) the expense limitation in effect at the time the Adviser seeks reimbursement of such fees and expenses. This agreement may be terminated by the Fund or the Adviser upon 60 days’ prior written notice, provided, however, that (1) the Adviser may not terminate the agreement without the approval of the Board of Trustees, and (2) this agreement will terminate automatically if the Adviser ceases to serve as investment adviser of the Fund.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example also takes into account the Adviser’s contractual arrangement to maintain the Fund’s expenses at the agreed upon level until August 1, 2023. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$ 107	$ 353	$ 637	$ 1,446

COMMENT 6. Please delete the second sentence in the second footnote to the fee table for the Dividend Fund Fee table as it references information for over a year ago.

RESPONSE: The Fund has made the requested disclosure change (see the response to Comment 5).

COMMENT 7. Please consider consolidating the first and third footnote to the fee table for the Dividend Fund.

RESPONSE: The Fund has made the requested disclosure change (see the response to Comment 5).

COMMENT 8. In the first paragraph of the principal investment strategy disclosure for the Dividend Fund, please clarify what the statement means “paying dividends at the time of purchase.”

RESPONSE: The Fund has updated the strategy disclosure as follows :

Under normal circumstances, at least 80% of the Fund’s net assets (including the amount of any borrowings for investment purposes) will be invested in equity securities of companies that have announced dividend paying programs ~~that are paying dividends~~ at the time such companies’ equity securities are purchased. The Fund’s equity securities primarily include common stocks, but may also include other equity securities such as covered call options, shares of exchange-traded funds (“ETFs”) that invest in common stocks, straight preferred stocks and convertible preferred stocks.

COMMENT 9. For the Dividend Fund, the Fund may invest in covered calls options. Please disclose whether covered call options and other derivatives count towards the 80% name test. If the Fund does include covered calls options toward the 80% name test, please confirm that derivatives will be valued at market value instead of notional value.

RESPONSE: The Fund includes covered calls options in the 80% names rule test and has adjusted its disclosure accordingly (see the response to Comment 8). The Fund confirms that derivatives are valued at market value rather than notional value.

COMMENT 10. Both Funds disclose that the respective Fund may also invest in preferred securities, convertibles stocks/bond. If a Fund intends to invest in said securities, please affirmative state that the Fund will invest in said securities. Additionally, please disclose whether preferred stocks and convertible bonds are included in the 80% name test and please supplementally explain why this is appropriate. Why does the adviser believe these investments have economic characteristics similar to equity securities?

RESPONSE: The Funds’ investments in preferred securities and convertible stocks/bonds are non-principal investment strategies. As a result, the Funds have moved the disclosure about investments in preferred securities and convertible bonds to the non-principal investment strategies section.

COMMENT 11. Please disclose how the Dividend Fund will treat ETFs for the 80% names rule test (e.g., does the Fund look through to the ETF’s underlying holdings) and add appropriate clarifying disclosure and note whether the Fund can invest in affiliates ETFs.

RESPONSE: When the Fund invests in ETFs, said investments are included in the 80% names rule test calculation. Historically, the Fund has invested less than 5% in unaffiliated ETFs. (The Funds do not have affiliated ETFs.) The Fund confirms that any investment in an ETF will be made in accordance with the 1940 Act and rules adopted thereunder.

COMMENT 12. The Dividend Fund is missing certain principal risks. Please add risks addressing the “risk of investing in equities” and “dividend-focused investment strategy” and add corresponding changes to Item 9.

RESPONSE: The Fund has renamed “Stock Market Risk” to “Equity Securities Risk”. and added a new risk section, “Dividend Strategy Risk.” The Fund has also made corresponding changes to the Item 9 disclosure.

Dividend Strategy Risk. The Fund’s focus on dividend-paying stocks could cause it to underperform relative to funds that invest without consideration of a company’s track record of paying dividends. An issuer of a stock held by the Fund may choose not to declare a dividend or the dividend rate might not remain at current levels or increase over time. Dividend paying stocks might not experience the same level of earnings growth or capital appreciation as non-dividend paying stocks. In addition, stock of companies with a history or paying dividends may not participate in a broad market advance to the same degree as most other stocks and a sharp rise in interest rates or an economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. Securities that pay dividends may be sensitive to changes in interest rates as interest rates rise, the prices of such securities may fall. At times, the Fund may not be able to identity dividend-paying stocks that are attractive investments. The income received by the Fund will also fluctuate due to the amount of dividends that companies elect to pay.

COMMENT 13. Are the Funds advised or sold through an insured depository institution? If yes, please add the disclosure required by Form N-1A Item 4(b)(1)(iii).

RESPONSE: The Funds are not advised by or sold through an insured depository institution, but the Funds will provide the Item 4(b)(1)(iii) disclosure.

COMMENT 14. The Dividend Fund discloses risks associated with COVID; however, neither Item 4 nor 9 disclosures specify how COVID uniquely impacts the Fund’s ability to meet its investment objective. Consider clarifying the strategy disclosure to describe how the Adviser’s strategy is impacted by COVID as it assesses a company’s dividend potential. Additionally, please consider clarifying the Adviser’s strategy for distinguishing between transitory and long-term shifts in the dividend-paying potential of a company in light of COVID and any corresponding risks. Finally, describe the risks that affect the market of companies that pay dividends.

RESPONSE: The Fund is adding the following disclosure regarding the impact of COVID-19 to the “Equity Securities Risk” in the Item 9 disclosure:

COVID-19 also led to production cutbacks for many companies and, coupled with the strength of consumer demand fueled by government stimulus, created a supply/demand imbalance and resulted in higher inflation. Inflation negatively affected the prices of higher growth companies (longer duration assets) and benefited higher dividend-paying equities (lower duration assets). Any such impact could adversely affect the value and liquidity of the Fund’s investments, limit severely the Fund’s investment opportunity set, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance. In addition, the outbreak of COVID-19 or similar infectious diseases, and measures taken to mitigate their effects, could result in disruptions to the services provided to the Fund by its service providers, leading to operational delays and failures and additional investment losses.

COMMENT 15. Under “Management risk” for the Dividend Fund, please move the second sentence to the new dividing paying strategy risk (see comment 12 above).

RESPONSE: The Fund has made the requested change (see the response to Comment 12).

COMMENT 16. Please consider revising in the bullets under the “equity securities” disclosure for the Cantor FBP Appreciation & Income Opportunities Fund (the “Appreciation Fund”) by restating the bullets in Plain English and without jargon.

RESPONSE: The section and bullets have been revised in the Item 9 disclosure as follows:

The Adviser seeks to acquire securities of companies which, in its judgment, are undervalued in the securities markets because they are currently “out of favor” with the market or temporarily misunderstood by the investment community. The Adviser uses fundamental analysis to select portfolio securities, focusing on long-term drivers of value that help determine investment merit, such as revenue growth, profit margin potential, profitability, financial flexibility, free cash flow, competitive position, and management track record. The Adviser examines each item separately and uses no set criteria as to specific value parameters, earnings or sentiment. In determining whether an equity security is undervalued, the Adviser will consider, among other things:

●	Current valuation with respect to the price the Adviser believes the stock would trade if the market reflected all factors related to the company’s worth; ~~price-to-sales, price-to-book value, price-to-cash flow, price-to-earnings and dividend yield, compared to historical valuations of the same measure and past and future prospects for the company~~;
●	Analysis of the fundamentals of the business long-term earnings, free cash flow potential, balance sheet strength and book value; ~~including balance sheet strength, return on and use of capital, industry/economic climate, management history and strategy, and earnings potential under various business scenarios;~~
●	Wall Street and general investor sentiment (e.g., market factors that measure the bullish or bearish mood of the markets) and investor emotion (e.g., observable investment trends caused over-reactions to market events, such as insiders purchase and sale activity) to determine if a company is out-of-favor due to actual setbacks or due to a near-term overreaction by the market or the failure of the market to appreciate positive changes; ~~Wall Street sentiment and whether the human emotion underlying that sentiment is a near term overreaction relative to a company’s long-term outlook;~~
●	Information from various sources, including research ~~material generated~~ by the brokerage community and other third-party sources such as Morningstar; ~~periodic~~ company reports, ~~announcements and discussions with~~ earnings calls from management, ~~conference calls; and other investments~~ and business publications.

COMMENT 17. Please clarify what “in recovery” means as disclosed in the “equity securities” disclosure for the Appreciation Fund. If the Fund will invest in distressed companies to achieve its investment objective, say directly and describe the criteria for selection. Additionally, if applicable, add risk disclosure associated with distressed companies.

RESPONSE: The Fund considers purchasing companies that are out of favor but appear to show signs of stability and, in the Adviser’s opinion, are taking the necessary steps to improve their business outlook. The prospectus already discloses the various factors the Adviser employs to identify such companies. The bullet referencing “in recovery” is redundant and in order to avoid shareholder confusion, will be removed. The Fund does not invest in distressed companies.

COMMENT 18. In the bullet entitled “Corporate Debt Obligations” under the Fixed Income Selection disclosure for the Appreciation Fund, please provide more information of the factors that the Adviser considers in selecting downgrade corporate debt obligations either in Item 4 or Item 9.

RESPONSE: The Fund can purchase downgraded corporate debt obligations but no longer focuses on purchasing at the low point of a business cycle. As a result, disclosure related to the business cycle is being removed from the prospectus.

COMMENT 19. In the bullet entitled “U.S. Government Obligations” under the Fixed Income Selection disclosure for the Appreciation Fund, in the corresponding Item 9 disclosure, please provide more information about the criteria that the Adviser uses to select among the mortgage-backed securities available. If subprime loans are integral to this strategy, please disclose in the strategy summary and supplement the risk disclosure accordingly.

RESPONSE: The Appreciation Fund does not intend to purchase mortgage-backed securities or subprime loans and has removed that disclosure from the prospectus.

COMMENT 20. In the section entitled “Purchase and Sale of Fund Shares,” under the heading “Information Relevant to Both Funds,” please review the language to more specifically disclose when the Funds are open for business.

RESPONSE: The Funds have revised the sentence to read:

The Funds’ shares are redeemable. You may purchase or redeem (sell) shares of the Funds on each day that the New York Stock Exchange is open for trading. Transactions may be initiated by written request, by wire transfer or through your financial institution.

COMMENT 21. The disclosure in the section entitled “Additional Investment Information” is inconsistent with the requirements of Item 9(b) because it covers only some of the Funds' principal investment strategies. Additionally, please consider using shorter disclosure for Item 4 with more detail in the Item 9 disclosure.

RESPONSE: The Funds have made the requested disclosure changes and clearly identified the principal and non-principal investment strategies and risks for each Fund. The Funds also have shortened the disclosure for Item 4 and have included more detailed discussions of all of the Funds’ investment strategies in the Item 9 disclosure.

COMMENT 22. If both Funds will invest in options, please disclose in Item 4 and 9.

RESPONSE: Disclosure concerning each Fund’s ability to invest in options is included in the Item 4 and Item 9 disclosure.

COMMENT 23. The Appreciation Fund noted that investment in money market instruments was principal in its Item 4 disclosure, but it is listed as non-principal in Item 9. Please update accordingly.

RESPONSE: We have removed references to money market instruments as a non-principal investment by the Appreciation Fund.

COMMENT 24. In the section entitled “How to Purchase Shares,” the first and last sentences of the paragraph appear to conflict with each other—please reconcile.

RESPONSE: The first sentence has been revised to read as follows: “There are no sales charges (loads) on purchases of shares of the Funds”.

COMMENT 25. Please clarify the disclosure regarding purchases by checks and clearly state to whom checks should be written.

RESPONSE: We have clarified the disclosure regarding purchases by checks to clearly state to whom checks should be written.

COMMENT 26. In the section entitled, “How to Redeem Shares,” please confirm that the following sentence is still accurate: “Your brokerage firm or financial institution may require a redemption request to be received at an earlier time during the day in order for your redemption to be effective as of the day the order is received.”

RESPONSE: The Funds confirm that there are some investors that hold positions through a brokerage firm or financial institution that may have earlier cutoffs than the 4:00 p.m. Eastern Time, such as insurance accounts and collective investment trusts.

COMMENT 27. If a Fund has elected to be governed by Rule 18f-1, please add or direct the staff to the corresponding disclosure “that the fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the net assets of the fund during any 90-day period for any one shareholder.”

RESPONSE: This disclosure is in the Funds’ Statement of Additional Information (the “SAI”); however, the Funds will add the following disclosure to the prospectus:

An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein each Fund commits to pay redemptions in cash, rather than in kind, to any shareholder of record of the Funds who redeems during any ninety-day period, the lesser of (a) $250,000 or (b) one percent (1%) of a Fund’s net assets at the beginning of such period unless the shareholder consents to receiving the entire distribution in kind.

COMMENT 28. The weblink on the back-cover page of the prospectus points to the Adviser’s homepage, and the homepage does not provide direct access to the Funds’ shareholder reports. Please consider a more precise link to the shareholder reports, prospectus, and SAI.

RESPONSE: The Adviser has updated its website to include all of the Funds’ literature (e.g., shareholder reports, prospectus, SAI, and other required reports ) on one webpage. A link to that webpage will be included on the back cover of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

COMMENT 29. In the Funds’ SAI, there is disclosure of certain provisions in the Trust’s By-Laws that state that any court actions have to be brought in Superior Court in Suffolk County, Massachusetts. We are concerned about the scope of this clause, particularly related to actions arising under the federal securities laws, as such actions may, by law, be brought in any Federal Court. Please clarify the scope of your forum selection clause, including any carveouts for federal claims. In addition, please disclose the implications of the forum selection provisions for investors.

RESPONSE: The forum selection clause in Section 8.2 of the Trust’s By-Laws does not apply, inter alia, to any claim for which direct shareholder action is permitted under federal securities laws (e.g., a claim asserting fraud in connection with the purchase and sale of shares).  A statement to this effect will be added to the SAI disclosure.  In addition, the disclosure in the SAI concerning the forum selection has been revised to clarify that such clause only pertains to (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer, or other employee of the Trust to the Trust or the Trust’s shareholders, (iii) any action asserting a claim arising pursuant to the laws of the Commonwealth of Massachusetts or under the Trust’s Agreement and Declaration of Trust or the Trust’s By-Laws, (iv) any action to interpret, apply, enforce or determine the validity of any provision of the Trust’s Agreement and Declaration of Trust or the Trust’s By-Laws, or (v) any action asserting a claim governed by the internal affairs doctrine.

The disclosure in the SAI has additionally been revised to add the following disclosure to the end of the current SAI discussion of the forum selection clause:  “The forum selection clause is designed to prevent shareholders from bringing any court action against or on behalf of the Trust in any jurisdiction other than in the Business Litigation Section of the Massachusetts Superior Court in Suffolk County, Massachusetts. As a result, should any court action be brought by a shareholder in any jurisdiction other than in the Business Litigation Section of the Massachusetts Superior Court in Suffolk County, Massachusetts, assuming that the fourm selection clause is enforced, the shareholder will likely be deemed to have consented to allowance of a motion to dismiss the action and/or to transfer of the action to the Business Litigation Section of the Massachusetts Superior Court and similarly to have consented to a motion to dismiss any court action brought in another jurisdiction.”

COMMENT 30. In the Funds’ SAI, there is disclosure regarding mandatory arbitration. Please tell us in correspondence about the mandatory arbitration provisions of the Trust’s By-laws and include an affirmative statement in the SAI that such provisions do not apply to any claim arising under the Federal Securities Laws.

RESPONSE: The mandatory arbitration provision in Section 8.2 of the Trust’s By-Laws extends to any direct claims “that [do] not arise under the federal securities laws.” The disclosure in the SAI concerning the Trust’s By-Laws has been revised to expressly provide that the mandatory arbitrary provision does not apply to any direct claims that arise under federal securities laws.

COMMENT 31. We noticed that the disclosure changed in the SAI regarding the Funds’ Rule 4.5 exclusion filings under the Commodity Exchange Act – specifically noting that the filings are made by the Adviser and not the Funds. In the response letter, please explain why the Registrant modified the responsibility for the Rule 4.5 filing from “fund” to the “adviser.”

RESPONSE: On December 10, 2019, the Commodity and Futures Trading Commission (“CFTC”) published amendments to the rules governing Commodity Pool Operators (“CPOs”) and Commodity Trading Advisers (“CTAs”) (the “New Rules"). Among other provisions, the New Rules “clarify” that the exclusion from the CPO definition under CFTC Rule 4.5 that is available to a registered investment company (“RIC”) should be claimed by the RIC’s registered investment adviser, rather than by the RIC itself. This clarification has broad practical effect because prior to the New Rules it was common practice for a fund, its adviser, or both to claim the exclusion. As a result of this change in the law, the SAI was updated accordingly.

COMMENT 32. Please update the tax disclosure in the SAI, as necessary, including updating the dates of certain tax provisions.

RESPONSE: The Funds have updated the tax disclosure and confirm the various dates of applicability of various tax laws.

COMMENT 33. Please update the Adviser’s Proxy Voting Policies in the SAI.

RESPONSE: The Funds will include the Cantor Fitzgerald Proxy Voting Procedures in the SAI.

Part C Comments

COMMENT 34. Please file the Adviser’s Code of Ethics with the Part C.

RESPONSE: The Funds will include the Cantor Fitzgerald Code of Ethics as an Exhibit to the upcoming Post-Effective Amendment.

COMMENT 35. Please update Item 31 of the Part C to reflect the new names of the Adviser and Funds.

RESPONSE: The requested changes have been made.

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Thank you for your comments. Please contact the undersigned at (513) 587-3454 if you have any questions.

Very truly yours,

_______________

David James

Secretary